U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				February 28, 2015
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Select Sector SPDR Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Select Sector SPDR Funds, as listed in Appendix A, (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2015. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015, and with respect to agreement of security purchases and sales, for the period from January 31, 2015 (the date of our last examination), through February 28, 2015:

•	Confirmation of all securities held by Depository Trust Company in book entry form at the omnibus level. This confirmation included, but was not limited to, securities held by the Trust;

•	Confirmation of all securities on loan with the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian; and

•	Agreement of a sample of security purchases and security sales from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each of the Select Sector SPDR Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2015 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Select Sector SPDR Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

May 17, 2016

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the Select Sector SPDR Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2015, and from September 30, 2014 through January 31, 2015.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2015, and from September 30, 2014 through January 31, 2015, with respect to securities reflected in the investment account of the Trust.

Select Sector SPDR Funds

By:	/s/ Chad C. Hallett
Chad C. Hallett Treasurer

4/27/2016
Date